

# HAGEMEYER

HAGEMEYER SERVICES B.V., RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE (035) 695 76 11, FAX (035) 695 77 03

LEGAL DEPARTMENT


03024622

Filenr. 82-4865

*Direct line 6957*

*Our ref.*

*Your ref.*

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


SEC MAIL
RECEIVED
PROCESSING
JUL 16 2003
WASH, D.C.
181
SECTION

Naarden, 9 July 2003

**Re: Hagemeyer N.V.,
Filenr. 82-4865**

SUPPL

Dear Sir, Madam,

Pursuant to paragraph (b) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 I herewith furnish the required information. A list stating the information being submitted, is also attached to this letter. The filenumber of Hagemeyer N.V. is: 82-4865.

Yours truly,

Patricia Vonk


PROCESSED
JUL 22 2003
THOMSON
FINANCIAL

dlw 7/18

Enc.

K.v.K. 32035583

**LIST OF PUBLIC DOCUMENTS OF HAGEMEYER N.V.**
Since 1 January 2003

## 1. COMMERCIAL REGISTER

| Date | Language | Change |
|---|---|---|
| 07-05-2003 | English and Dutch | Appointment of Mr J.S.T. Tiemstra as a member of the board of directors. |

## 2. PRESS RELEASES

| Date | Language | Subject |
|---|---|---|
| 22-04-2003 | English and Dutch | Hagemeyer Trading Update, First Quarter 2003 |
| 24-04-2003 | English and Dutch | Dividend proposal at AGM 2003. |
| 10-06-2003 | Dutch | Mr Ivo Manders resigns as Company Secretary of Hagemeyer N.V. as per 14 July 2003 |
| 13-06-2003 | English and Dutch | Hagemeyer Update |
| 13-06-2003 | English and Dutch | Hagemeyer announces divestment of Tech Pacific |

## 3. PUBLIC ADVERTISEMENTS

| Date | Language | Subject |
|---|---|---|
| 02-04-2003 | Dutch | Announcement Annual General Meeting of Shareholders to be held on April 24, 2003 |
| 25-04-2003 | Dutch | Announcement of the Dividend payment in cash. |

## 4. ACCOUNTS

| Language | Subject |
|---|---|
| None | |

## 5. OTHER

| Date | Language | Subject |
|---|---|---|
| None | | |


KAMER VAN KOOPHANDEL
GOOI- EN EEMLAND



English translation of an extract from the commercial register of the Chamber of Commerce and Industries for Gooi- en Eemland

---

Legal person:

| | |
|---|---|
| Legal form | :Naamloze Vennootschap (Public Limited Liability Company) |
| Name | :Hagemeyer N.V. |
| Statutory seat | :Amsterdam |
| Incorporation deed | :17-06-1920 |
| Deed of latest amendment of articles | :19-07-2000 |
| Authorized capital | :EUR 600.000.000,00 |
| Issued capital | :EUR 162.215.107,00 |
| Paid up capital | :EUR 162.215.107,00 |
| There are different classes of shares | :Consult the commercial register file |
| Other information | :See Dutch extract |

---

Undertaking:

| | |
|---|---|
| Tradename(s) | :Hagemeyer N.V. |
| Address | :Rijksweg 69, 1411GE Naarden |
| Mailing address | :Postbus 5111, 1410AC Naarden |
| Telephone number | :035-6957611 |
| Date of establishment | :15-06-1900 |
| The company limited by shares conducts the undertaking since | :17-06-1920 |
| Description of business conducted | :See Dutch extract |
| Issued debentures | :Consult the commercial register file |
| Employees | :6 |

---

Director(s):

| | |
|---|---|
| Name | :ter Haar, Robert |
| Date and place of birth | :13-02-1950, Amsterdam |
| Address | :Mozartlaan 18, 1217CN Hilversum |
| Date of entry into office | :19-04-1999 |
| Title | :Voorzitter van de Raad van Bestuur |
| Powers | :Solely/independently authorised |

| | |
|---|---|
| Name | :Tiemstra, Jan Sjoerd Tjalling |
| Date and place of birth | :16-11-1952, Nijmegen |


KAMER VAN KOOPHANDEL
GOOI- EN EEMLAND



| | |
|---|---|
| Address | :Konijnenlaan 40, 2243ET Wassenaar |
| Date of entry into office | :24-04-2003 |
| Title | :Lid van de Raad van Bestuur |
| Powers | :Solely/independently authorised |

Supervisory director(s):

| | |
|---|---|
| Name | :Yasuda, Thomas Yoshito |
| Date and place of birth | :08-10-1940, Long Beach, United States of America |
| Address | :Waokanaka Street 3934 96817-5236, Honolulu Hawaï, United States of America |
| Date of entry into office | :25-04-1990 |
| Title | :Commissaris |

| | |
|---|---|
| Name | :Kalff, Peter Jan |
| Date and place of birth | :12-05-1937, Amsterdam |
| Address | :Schapendrift 70, 1261HR Blaricum |
| Date of entry into office | :27-04-1994 |
| Title | :Voorzitter Raad van Commissarissen |

| | |
|---|---|
| Name | :Corpeleijn, Wilhelmus Franciscus Theodorus |
| Date and place of birth | :03-03-1948, Rotterdam |
| Address | :Dr. Jac. P. Thijsselaan 4, 2061BJ Bloemendaal |
| Date of entry into office | :16-04-1998 |
| Title | :Commissaris |

| | |
|---|---|
| Name | :Eustace, Dudley Graham |
| Date and place of birth | :03-07-1936, Oxford, United Kingdom |
| Address | :Avalon, Old Barn Lane Churt, Surrey,GU10 2NA, United Kingdom |
| Date of entry into office | :19-04-1999 |
| Title | :Vice-voorzitter Raad van Commissarissen |

Authorized signatory(signatories):

| | |
|---|---|
| Name | :Manders, Ivo Hyacinthe Henri Joseph Marie |
| Date and place of birth | :20-08-1950, Eindhoven |
| Address | :Onder den Dael 10, 1261CN Blaricum |
| Function and entry into office | :Holder of power of attorney for signature, 18-08-1995 |
| Title | :Algemeen procuratiehouder |


KAMER VAN KOOPHANDEL
GOOI- EN EEMLAND



| | |
|---|---|
| Powers | :Full power of attorney .......................... |
| Commencement (present) power of attorney | :22-06-1999 .......................................... |
| | |
| Name | :Bosch, Corine Joan ................................ |
| Date and place of birth | :18-05-1966, Zoetermeer .......................... |
| Address | :Gerard Doulaan 2, 1399ET Muiderberg ........... |
| Date of entry into office | :14-07-1997 .......................................... |
| Title | :Bijzonder gevolmachtigde ........................ |
| Powers | :Restricted power of attorney .................... |
| Commencement (present) power of attorney | :14-07-1997 .......................................... |
| | |
| Name | :Mapletoft, Brian James .......................... |
| Date and place of birth | :28-02-1948, Sleaford, United Kingdom .......... |
| Address | :Keizersgracht 579 P, 1017DR Amsterdam ......... |
| Date of entry into office | :17-10-2000 .......................................... |
| Title | :Group Treasurer .................................... |
| Powers | :Restricted power of attorney .................... |

Issued by the chamber of commerce

55,00

Amersfoort, 07-05-2003



M. Roodselaar


KAMER VAN KOOPHANDEL
GOOI- EN EEMLAND



Uittreksel uit het handelsregister van de Kamer van Koophandel en Fabrieken voor Gooi- en Eemland

---

**Rechtspersoon:**

| | |
|---|---|
| Rechtsvorm | :Naamloze vennootschap ........................ |
| Naam | :Hagemeyer N.V. ........................ |
| Statutaire zetel | :Amsterdam ........................ |
| Akte van oprichting | :17-06-1920 ........................ |
| Akte laatste statutenwijziging | :19-07-2000 ........................ |
| Maatschappelijk kapitaal | :EUR 600.000.000,00 ........................ |
| Geplaatst kapitaal | :EUR 162.215.107,00 ........................ |
| Gestort kapitaal | :EUR 162.215.107,00 ........................ |
| Er zijn verschillende soorten aandelen | :Raadpleeg het handelsregisterdossier .......... |

---

**Onderneming:**

| | |
|---|---|
| Handelsna(a)m(en) | :Hagemeyer N.V. ........................ |
| Adres | :Rijksweg 69, 1411GE Naarden ........................ |
| Correspondentieadres | :Postbus 5111, 1410AC Naarden ........................ |
| Telefoonnummer | :035-6957611 ........................ |
| Datum vestiging | :15-06-1900 ........................ |
| De naamloze vennootschap drijft de onderneming sinds | :17-06-1920 ........................ |
| Bedrijfsomschrijving | :Het deelnemen in, het beheren, besturen en financieren van ondernemingen ........................ |
| Uitgegeven schuldbrieven | :Raadpleeg het handelsregisterdossier .......... |
| Werkzame personen | :6 ........................ |

---

Bestuurder(s):

| | |
|---|---|
| Naam | :ter Haar, Robert ........................ |
| Geboortedatum en -plaats | :13-02-1950, Amsterdam ........................ |
| Adres | :Mozartlaan 18, 1217CN Hilversum ........................ |
| Infunctietreding | :19-04-1999 ........................ |
| Titel | :Voorzitter van de Raad van Bestuur ............ |
| Bevoegdheid | :Alleen/zelfstandig bevoegd ........................ |

| | |
|---|---|
| Naam | :Tiemstra, Jan Sjoerd Tjalling ........................ |
| Geboortedatum en -plaats | :16-11-1952, Nijmegen ........................ |
| Adres | :Konijnenlaan 40, 2243ET Wassenaar ............ |
| Infunctietreding | :24-04-2003 ........................ |
| Titel | :Lid van de Raad van Bestuur ........................ |

| | |
|---|---|
| Bevoegdheid | :Alleen/zelfstandig bevoegd .................. |

Commissaris(sen):

| | |
|---|---|
| Naam | :Yasuda, Thomas Yoshito ....................... |
| Geboortedatum en -plaats | :08-10-1940, Long Beach, Ver. Staten van Amerika |
| Adres | :Waokanaka Street 3934 96817-5236, Honolulu .... Hawaï, Ver. Staten van Amerika ............... |
| Infunctietreding | :25-04-1990 ..................................... |
| Titel | :Commissaris ................................... |
| Naam | :Kalff, Peter Jan ............................. |
| Geboortedatum en -plaats | :12-05-1937, Amsterdam ........................ |
| Adres | :Schapendrift 70, 1261HR Blaricum ............. |
| Infunctietreding | :27-04-1994 ..................................... |
| Titel | :Voorzitter Raad van Commissarissen ............ |
| Naam | :Corpeleijn, Wilhelmus Franciscus Theodorus .... |
| Geboortedatum en -plaats | :03-03-1948, Rotterdam ........................ |
| Adres | :Dr. Jac. P. Thijsselaan 4, 2061BJ Bloemendaal . |
| Infunctietreding | :16-04-1998 ..................................... |
| Titel | :Commissaris ................................... |
| Naam | :Eustace, Dudley Graham ....................... |
| Geboortedatum en -plaats | :03-07-1936, Oxford, Verenigd Koninkrijk ....... |
| Adres | :Avalon, Old Barn Lane Churt, Surrey,GU10 2NA, . Verenigd Koninkrijk ........................... |
| Infunctietreding | :19-04-1999 ..................................... |
| Titel | :Vice-voorzitter Raad van Commissarissen ....... |

Gevolmachtigde(n):

| | |
|---|---|
| Naam | :Manders, Ivo Hyacinthe Henri Joseph Marie ..... |
| Geboortedatum en -plaats | :20-08-1950, Eindhoven ......................... |
| Adres | :Onder den Dael 10, 1261CN Blaricum ............ |
| Functie en infunctietreding | :Procuratiehouder, 18-08-1995 .................. |
| Titel | :Algemeen procuratiehouder ..................... |
| Bevoegdheid | :Volledige volmacht ............................ |
| Aanvang (huidige) volmacht | :22-06-1999 ..................................... |
| Naam | :Bosch, Corine Joan ............................ |
| Geboortedatum en -plaats | :18-05-1966, Zoetermeer ........................ |
| Adres | :Gerard Doulaan 2, 1399ET Muiderberg ........... |



KAMER VAN KOOPHANDEL
GOOI- EN EEMLAND

Dossiernummer: 32028710 Blad 00003

| | |
|---|---|
| Infunctietreding | :14-07-1997 .............................. |
| Titel | :Bijzonder gevolmachtigde ................... |
| Bevoegdheid | :Beperkte volmacht ......................... |
| Aanvang (huidige) volmacht | :14-07-1997 .............................. |
| | |
| Naam | :Mapletoft, Brian James ...................... |
| Geboortedatum en -plaats | :28-02-1948, Sleaford, Verenigd Koninkrijk ..... |
| Adres | :Keizersgracht 579 P, 1017DR Amsterdam ......... |
| Infunctietreding | :17-10-2000 .............................. |
| Titel | :Group Treasurer ............................ |
| Bevoegdheid | :Beperkte volmacht: voor inhoud volmacht raad- . pleeg dossier ........................... |

Alleen geldig indien door de kamer voorzien van een ondertekening.

55,64

Amersfoort, 07-05-2003

Voor uittreksel



M. Roodselaar-Visser
medewerkster Handelsregister



# HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE (035) 6957611, FAX (035) 6944396

# PERSBERICHT

## HAGEMEYER UPDATE

In aanvulling op de aankondiging van heden inzake de desinvestering van haar dochteronderneming Tech Pacific Group in Azië-Pacific per 31 mei 2003, maakt Hagemeyer het volgende bekend:

- De transactie is gebaseerd op een enterprise value voor de Tech Pacific Group van AUD 345 miljoen (circa EUR 197 miljoen).
- Het resterende belang van Hagemeyer in Tech Pacific Group vertegenwoordigt een waarde van AUD 48 miljoen (circa EUR 27 miljoen).
- De boekwinst op de transactie bedraagt circa EUR 48 miljoen.
- De netto cash bijdrage van de transactie bedraagt EUR 170 miljoen en zal worden aangewend voor een verlaging van Hagemeyers netto schuld.

Tevens maakt Hagemeyer bekend dat de trend in de PPS markten in april en mei 2003 onverminderd ongunstig is gebleven, terwijl er in de grote Europese landen zelfs sprake was van een verdere verslechtering. Hierdoor nam de omzet verder af en bleven de bruto marges onder druk staan. Tegelijkertijd was er vooral in Europa nog steeds sprake van looninflatie welke niet kon worden gecompenseerd in de verkoopprijzen. Als een gevolg hiervan zal het operationele resultaat voor de Groep (voor exceptionele lasten) over de eerste zes maanden van 2003 naar verwachting ongeveer break-even zijn.
In antwoord op deze ontwikkelingen intensiveert Hagemeyer haar programma van kostenbesparende maatregelen. Mede hierdoor moet voor 2003 rekening worden gehouden met aanzienlijke exceptionele lasten. Na aftrek van de boekwinst op Tech Pacific kunnen deze oplopen tot een bedrag in de orde van grootte van EUR 100 miljoen[1].

Hoewel het operationele resultaat in de tweede helft van het jaar traditioneel sterker is en Hagemeyer in sommige landen een verbetering van haar positie verwacht, blijft de verdere ontwikkeling van de markten en de omzet moeilijk te voorspellen. Er moet daarom rekening gehouden worden met een aanhoudende druk op het operationele

---

[1] In overeenstemming met Dutch GAAP verantwoordt Hagemeyer sinds januari 2003 herstructureringskosten als exceptioneel onder het operationele resultaat van het jaar waarin de kosten worden genomen.

resultaat, dat overigens (voor exceptionele lasten) voor het gehele jaar naar verwachting positief zal zijn.

Door de daling van het operationele resultaat zal een correctie plaatsvinden van een deel van de actieve belastinglatentie, waardoor de effectieve belastingdruk in 2003 zal toenemen en de te verwachten belastinglast gelijk zal zijn aan 2002. Door de druk op het operationele resultaat in combinatie met de exceptionele lasten en de toename van de effectieve belastingdruk moet rekening worden gehouden met een substantieel netto verlies in 2003.

Ondanks de verdere vermindering van de netto schuld heeft Hagemeyer op grond van de ontwikkeling van het operationele resultaat het initiatief genomen om met haar belangrijkste financiers te overleggen over de mogelijke gevolgen voor de bestaande financieringsvoorwaarden.

Hagemeyer gaat door met haar programma om het werkkapitaal efficiënter in te zetten en verwacht voor 2003 een positieve vrije kasstroom[2] (voor opbrengst desinvestering Tech Pacific) te zullen genereren.

Hagemeyer is voornemens voor eind juli de voorlopige cijfers over het eerste halfjaar te publiceren.

Naarden, 13 juni 2003
HAGEMEYER N.V.
Raad van Bestuur

Voor nadere informatie: R.A.J. Hin
035 –6957676

[2] Vrije kasstroom: netto kasstroom uit bedrijfsactiviteiten onder aftrek van netto investeringen alsmede netto kasstroom uit exceptionele baten en lasten en betaalde dividenden.



# HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE +31 35 6957611, FAX +31 35 6944396

# PRESS RELEASE

## HAGEMEYER UPDATE

Further to today's announcement regarding the divestment of its subsidiary Tech Pacific Group in the Asia-Pacific region, effective May 31, 2003, Hagemeyer announces the following:

- The transaction is based on an enterprise value for the Tech Pacific Group of AUD 345 million (approximately EUR 197 million).
- The remaining interest of Hagemeyer in Tech Pacific Group represents a value of AUD 48 million (approximately EUR 27 million).
- The book gain on the transaction amounts to EUR 48 million.
- The net cash contribution of the transaction amounts to EUR 170 million and will be used to reduce Hagemeyer's net debt.

In addition, Hagemeyer announces that the market trend in the PPS markets continued to be unfavourable during April and May 2003, while in the larger European countries there was a further deterioration. As a result, turnover decreased further and the gross margins remained under pressure. At the same time, especially in Europe, there continues to be salary inflation which could not be compensated via the selling prices. As a result the operating result for the Group (before exceptional charges) for the first six months of 2003 is expected to be more or less break-even.
Given these developments, Hagemeyer is intensifying its cost reduction program. Partly as a result of this, substantial exceptional charges are to be expected for 2003. After deduction of the book profit made on Tech Pacific these can increase to an amount in the order of EUR 100 million[1].

Although the operating result for the second half of the year is traditionally stronger, and Hagemeyer expects its position to improve in some countries, it remains difficult to predict the further development of markets and turnover. Continuing pressure on the operating results is to be expected, which (before exceptional charges) should be positive for the full year.

---

[1] In accordance with Dutch GAAP Hagemeyer includes restructuring charges as exceptional charges under the operating result of the year in which the costs are incurred since January 2003.

It should also be noted that, due to the continuing pressure on the operating result, there will be a correction on part of the deferred tax asset, resulting in an increase of the effective tax burden for 2003 and an estimated tax charge in line with 2002. Due to the pressure on the operating result, in combination with exceptional charges and the increase of the effective tax burden a substantial net loss should be anticipated for 2003.

Despite the further reduction of the net debt, based on the development of the operating result, Hagemeyer has taken the initiative of consulting with its main financiers regarding the potential impact on the current terms of financing.

Hagemeyer will continue its program to improve working capital efficiency and expects to be able to generate a positive free cash flow[2] in 2003 (before divestment proceeds regarding Tech Pacific).

Hagemeyer intends to publish its preliminary results for the first six months of 2003 before the end of July.

Naarden, June 13, 2003
HAGEMEYER N.V.
Board of Management

For further information: Robbert A.J. Hin
035–6957676

www.hagemeyer.com / press@hagemeyer.com

[2] free cash flow: cash flow from operational activities less net capital expenditure, cash flow from extraordinary items and dividends paid.



# HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE (035) 6957611, FAX (035) 6944396

# PERSBERICHT

## Hagemeyer desinvesteert Tech Pacific

Hagemeyer N.V. maakt bekend dat de Tech Pacific Group in Azië-Pacific is verkocht aan Techpac Holdings Limited, een door CVC Asia Pacific Limited opgerichte investerings-maatschappij. Onder de financiers bevinden zich internationale pensioenfondsen en Citigroup. Aangezien de nieuwe eigenaars het belangrijk vinden te kunnen blijven steunen op de expertise en het wereldwijde netwerk van Hagemeyer, zal Hagemeyer een belang in de Tech Pacific Group houden via een deelname van 31,5% in het aandelenkapitaal van Techpac Holdings ltd.

Tech Pacific is met een omzetniveau in 2002 van circa EUR 1,6 miljard (AUD 2,8 miljard) de belangrijkste distributeur op het gebied van PC's, IT hardware, software en randapparatuur in Azië-Pacific. Tech Pacific heeft meer dan 1.500 werknemers en is actief in Australië, Nieuw-Zeeland, Hong Kong, Singapore, Maleisië, Thailand en India. Tech Pacific vertegenwoordigt meer dan zestig van de grootste internationale fabrikanten op het gebied van IT- en telecommunicatie-apparatuur en levert deze producten aan tienduizenden resellers.

De totale opbrengst op basis van 100% van de aandelen bedraagt circa AUD 345 miljoen (EUR 197 miljoen) voor de Tech Pacific Group.

Hagemeyers Voorzitter van de Raad van Bestuur Rob ter Haar:
"De desinvestering van Tech Pacific markeert de voltooiing van het proces waarbij Hagemeyer is omgevormd van een groep met onderling verschillende activiteiten in een hoogwaardige B2B distributie services groep die zich richt op markten voor elektrotechnische materialen, veiligheidsproducten en andere MRO producten. Wij zijn verheugd dat Tech Pacific een uitstekende nieuwe aandeelhouder heeft gevonden, die gecommitteerd is aan het verder uitbouwen van haar distributie-activiteiten in de regio."

Andrew Cummins, Managing Director van CVC Asia Pacific, voegt daar aan toe:
"Tech Pacific is voor ons een aantrekkelijke investeringsmogelijkheid, met business in zeven landen in Azië. Voor Tech Pacific, haar medewerkers, klanten en toeleveranciers blijft alles bij het oude. Tech Pacific heeft een uitstekend management team dat aan de onderneming verbonden blijft en de positie van marktleider in Azië zal consolideren."

Naarden, 13 juni 2003
HAGEMEYER N.V.
Raad van Bestuur

Voor nadere informatie: R.A.J. Hin
035- 6957676

www.hagemeyer.com / press@hagemeyer.com



# HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE +31 35 6957611, FAX +31 35 6944396

# PRESS RELEASE

**Hagemeyer announces divestment of Tech Pacific**

Hagemeyer announced today that the Tech Pacific Group of companies has been sold to Techpac Holdings Limited, an investment vehicle established by CVC Asia Pacific Limited. The ultimate sources of funding for this vehicle are international pension funds and Citigroup. Since these new owners preferred the business to be supported with the continued expertise and extensive network of Hagemeyer's worldwide relationships, Hagemeyer will keep an interest in the Tech Pacific Group via a participation of 31.5% in the equity of Techpac Holdings Ltd.

Tech Pacific is the leading distributor of PCs, IT hardware, software and peripherals in the Asia-Pacific region with sales in 2002 of approximately EUR 1.6 billion (AUD 2.8 billion). Tech Pacific employs over 1,500 people and has operations in Australia, New Zealand, Hong Kong, Singapore, Malaysia, Thailand and India. The business supplies IT products to tens of thousands of resellers and represents over 60 of the largest IT and telecommunications manufacturers in the world.

The total consideration for 100% of the shares is approximately AUD345 million (EUR197 million) for the Tech Pacific Group.

Hagemeyer Chairman Rob ter Haar said today:
"The divestment of Tech Pacific marks the completion of the transformation of the Group from being the owner of a diverse portfolio of businesses into a value added B2B distribution services group focusing on the markets for electrical materials, safety and other MRO products . We are very pleased that Tech Pacific has found a reputable new parent who is committed to building its presence in distribution in the region".

Andrew Cummins, Managing Director CVC Asia Pacific, added:
"Tech Pacific is an attractive investment opportunity for us, with businesses in seven countries across Asia. It will be business as usual for Tech Pacific, its staff, customers and suppliers. There is an excellent executive team in place which will go forward with the business, consolidating its position as the market leader in Asia."

Naarden, June 13, 2002
HAGEMEYER N.V.
Board of Management

For further information: Robbert A.J. Hin
++31.35.6957676

www.hagemeyer.com / press@hagemeyer.com

# press release detail

**Title:** Press release Ivo Manders (in Dutch)
**Date:** 10-06-2003

 HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE (035) 6957611, FAX (035) 6944396
E-MAIL: press@hagemeyer.com

Hagemeyer maakt bekend dat de heer Mr Ivo H.H.J.M. Manders, Secretaris van de
Vennootschap en Group General Counsel, per 14 juli 2003 de onderneming op eigen verzoek zal verlaten. Na een dienstverband van 13 jaar in verschillende posities binnen Hagemeyer zal de heer Manders toetreden tot de directie van Kroymans Corporation, een internationale import-, retail- en leasing groep actief in de automotive industrie.

De functie van Group Legal Counsel zal worden overgenomen door de heer Mr Hein Bijl. Het woordvoerderschap voor Hagemeyer N.V. zal worden overgenomen door de heer Robbert A.J. Hin MSc, lid van het Hagemeyer Executive Committee.

Naarden, 10 juni 2003
HAGEMEYER N.V.
Raad van Bestuur

Voor nadere informatie:
Robbert A.J. Hin
035 -6957676

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# HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE +31 35 6957611, FAX +31 35 6944396

# PRESS RELEASE

Today, the Annual General Meeting of Shareholders of Hagemeyer N.V. will take place in the Hotel Okura Amsterdam at 14.00 hours. As earlier announced the dividend proposal for 2002 will be discussed. It is proposed that a dividend for the year be distributed to holders of ordinary Hagemeyer shares of EUR 0.33 per share, fully payable in cash. After deduction of the interim dividend of EUR 0.15 which was payable on September 12, 2002, a final dividend in cash of EUR 0.18 remains.

In addition, the Chairman of the meeting will announce that over the past financial year it has become evident that due to the unpredictable performance of Hagemeyer's markets it is quite difficult to responsibly determine an interim dividend at a level that would be proportionate to the total annual dividend. Results fluctuate significantly over the course of a year. As the outlook for our markets over the rest of 2003 and the first half of 2004 remains unpredictable, we do not plan to pay an interim dividend in 2003, but instead we plan to set an appropriate dividend at the end of the financial year, based on actual results achieved.

Naarden, April 24, 2003
HAGEMEYER N.V.
Board of Management



# HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE (035) 6957611, FAX (035) 6944396

# PERSBERICHT

Tijdens de vandaag om 14.00 uur te houden Algemene Vergadering van Aandeelhouders van Hagemeyer N.V. in Hotel Okura Amsterdam, zal zoals eerder aangekondigd het dividendvoorstel voor 2002 worden besproken. Voorgesteld wordt aan de houders van gewone aandelen Hagemeyer een dividend in contanten uit te keren van EUR 0,33 per aandeel. Na aftrek van het op 12 september 2002 betaalbaar gestelde interim dividend ten bedrage van EUR 0,15, resteert derhalve een contant slotdividend van EUR 0,18.

Daarnaast zal de Voorzitter van de vergadering bekend maken dat het afgelopen boekjaar is gebleken dat door het grillige verloop van de markten waarop Hagemeyer actief is, het niet goed mogelijk is om op een verantwoorde manier tot een interim dividend te besluiten dat in een juiste relatie staat tot het uiteindelijke dividend. Immers, resultaten blijken gedurende het jaar sterk te fluctueren. Omdat ook voor de rest van 2003 en de eerste helft van 2004 de ontwikkeling van onze markten onvoorspelbaar blijft, is Hagemeyer niet voornemens om voor 2003 een interim dividend uit te keren, en zal zij pas na afloop van het gehele boekjaar een passend dividend vaststellen aan de hand van de daadwerkelijk gerealiseerde resultaten.

Naarden, 24 april 2003
HAGEMEYER N.V.
Raad van Bestuur



# HAGEMEYER

## HAGEMEYER TRADING UPDATE [1]
## FIRST QUARTER 2003

In accordance with a prior announcement, Hagemeyer today commences the issuance of quarterly trading updates.

The Group recorded net sales of EUR 1,803 million in the first three months ended March 31, 2003 (Q1, 2002: EUR 2,028 million). The net effect of divestments and acquisitions led to a decrease in sales of EUR 28 million. Adverse foreign exchange rate movements reduced sales by EUR 159 million versus the same period of last year. For the Group as a whole, organic growth was 2.1% negative (EUR 38 million).

In our major European PPS countries and in PPS North America organic growth was negative. PPS in the rest of Europe and in Asia-Pacific and the divisions ITPS and Agencies / Consumer Electronics showed positive organic growth.

In light of the continued market pressure the current cost reduction programs in PPS Europe and North America will be accelerated.

**Summary organic growth Hagemeyer Group**

| | Q1 02 | Q1 02 Adj.* | Q4 02 | Q4 02 Adj.* | **Q1 03** | **Q1 03 Adj.*** |
|---|---|---|---|---|---|---|
| Total Group | -7.7% | | 0.6% | | **-2.1%** | |
| PPS Total | -7.7% | -5.2% | -5.2% | -5.3% | **-6.8%** | **-7.6%** |
| PPS Europe | - 4.1% | -1.1% | -5.4% | -5.8% | **-8.4%** | **-9.5%** |
| PPS North America | -15.6% | -14.1% | -8.2% | -7.8% | **-7.1%** | **-7.1%** |
| PPS Asia-Pacific | -4.6% | -2.7% | 7.8% | 7.4% | **9.5%** | **8.0%** |
| ITPS | -9.1% | | 22.0% | | **14.0%** | |
| Agencies/CE | -4.5% | | 8.9% | | **2.3%** | |

* Adjusted organic growth is organic growth on a same working day basis, because of the significant difference in the timing of the fall of holidays.

[1] all figures are unaudited estimates

## PROFESSIONAL PRODUCTS AND SERVICES (PPS)

Net sales for the PPS division were EUR 1,257 million (Q1, 2002: EUR 1,463 million). Foreign exchange rate movements reduced sales by EUR 111 million. The net effect of divestments and acquisitions led to a decrease in sales of EUR 4 million. Organic growth for the PPS division was a negative 6.8% (EUR 91 million).

Per region first quarter developments were as follows:

- **Europe**
  Deteriorating economic conditions impacted trading in all our European PPS markets, resulting in a negative organic growth of 8.4% in the first quarter.

  - Central Europe
    In the Central European region (Germany, the Netherlands, Switzerland and Austria) the key Construction and Installation (C&I) markets declined sharply, with decreases ranging from 8% to 12%. Hagemeyer's PPS sales declined in line with this trend, indicating that market share was maintained. In particular large C&I projects were postponed, reflecting a low level of business confidence. Industrial sales were also down versus the prior year, with the exception of sales to MRO customers which developed positively.

  - Nordics
    Construction activity in the Scandinavian market contracted. Also our sales to the telecom industry were down. Despite this development organic growth for Hagemeyer was slightly positive, indicating a strengthening of our competitive position.

  - UK
    The market decline which started in 2002 continued. Hagemeyer underperformed due to the continuing effect of the loss of market share which was incurred following the implementation of new IT and logistics infrastructures in the second half of 2002. Organic growth was also impacted by the rationalisation of the branch network, with 19 branch closures in the second half of 2002.
    In the first quarter of 2003, the UK organisation has focused on restoring service levels and customer relationships. With new management and a leaner organisation, we expect to see a gradual improvement of Hagemeyer's market position in the remainder of the year, with top line and gross margin restoration our top priority.

  - Spain
    Our Spanish operation recorded organic sales growth in line with the market, which is still growing albeit at a reduced rate.

- **North America**
  In North America 7.1% negative organic growth was recorded. Continued adverse economic conditions in both the industrial production and construction markets have been the major factor contributing to the top line development. Hagemeyer's C&I business is predominantly weighted to the non-residential segment of the

market, and US spending on office and industrial sites was down by over 20% during last year. The first quarter of 2003 was also adversely impacted by severe winter weather in the North-eastern USA, which has a heavy concentration of Hagemeyer's C&I business.
Encouragingly, in the first quarter of 2003 sales to our largest industrial customers improved versus the same period of last year and also the last quarter of 2002. We anticipate that in the remainder of the year revenue from newly won contracts will begin to off-set the impact of contracts lost in 2002, when Hagemeyer refused to match deep price cuts by competition.

- **Asia-Pacific**
  Strong positive organic growth of 9.5% was achieved by the Asia-Pacific PPS companies. HEG consolidated its position as the C&I market leader in Australia and continued to pursue opportunities in MRO to widen its product offerings. This process will be accelerated upon completion of the phased roll-out of Movex, which commenced in mid-January and is developing in line with plan.

## INFORMATION TECHNOLOGY PRODUCTS AND SERVICES (ITPS)

The sales of the ITPS division in Q1, 2003 were EUR 404 million (Q1, 2002: EUR 393 million). Foreign exchange rate movements and divestments had a negative effect of EUR 39 million. Strong organic growth of 14.0% contributed EUR 50 million of sales. Poor market conditions in Northern Asia were more than off-set by improved sales in Australia and New Zealand.

## AGENCIES / CONSUMER ELECTRONICS

The Agencies / Consumer Electronics division's sales were EUR 142 million in the first quarter (Q1, 2002: EUR 172 million). Foreign exchange rate movements and divestments negatively impacted sales by EUR 34 million. Despite weakening consumer confidence positive organic growth of 2.3% was recorded. The first quarter revenues still include sales from the Puma licence in Japan, which was transferred back to Puma in March 2003.

Naarden, April 22, 2003
HAGEMEYER N.V.
Board of Management

Note to the editor:

Hagemeyer is a value added business-to-business distribution services group focusing on the markets for electrical materials, safety and other MRO (Maintenance, Repair and Operations) products. With 22,500 employees Hagemeyer serves its more than 1 million customers with products from 50,000 suppliers, through some 1,300 locations in 37 countries in Europe, North America and Asia-Pacific, giving rise to annual sales of around EUR 8 billion.

For further information: press: Ivo H.H.J.M. Manders ( ++ 31.35.6957676)
IR : Irma J.M. Bergervoet (++ 31.35.6957652)

www.hagemeyer.com / press@hagemeyer.com

 HAGEMEYER

# HAGEMEYER TRADING UPDATE [1]
# EERSTE KWARTAAL 2003

Zoals eerder aangekondigd maakt Hagemeyer heden een begin met het publiceren van trading updates per kwartaal.

De netto omzet van de Groep bedroeg over de eerste drie maanden van 2003 EUR 1.803 miljoen (eerste kwartaal 2002: EUR 2.028 miljoen). Het netto effect van desinvesteringen en acquisities leidde tot een omzetafname van EUR 28 miljoen. Het negatieve effect van wisselkoersmutaties ten opzichte van dezelfde periode van het vorig jaar bedroeg EUR 159 miljoen. De autonome groei voor de Groep als geheel was 2,1% negatief (EUR 38 miljoen).

In onze belangrijkste Europese PPS landen en in PPS Noord-Amerika was sprake van negatieve autonome groei. De PPS activiteiten in de rest van Europa en in Azië-Pacific, de divisie ITPS en de divisie Agencies / Consumer Electronics realiseerden een positieve autonome groei.

Door de voortdurende druk in onze markten zullen de lopende programma's met kostenbesparende maatregelen in PPS Europa en Noord-Amerika versneld worden uitgevoerd.

**Overzicht autonome groei Hagemeyer Groep**

| | 1e kwartaal 2002 | | 4e kwartaal 2002 | | **1e kwartaal 2003** | |
|---|---|---|---|---|---|---|
| | | Gecorr.* | | Gecorr.* | | **Gecorr.*** |
| Totale Groep | -7,7% | | 0,6% | | **-2,1%** | |
| Totaal PPS | -7,7% | -5,2% | -5,2% | -5,3% | **-6,8%** | **-7,6%** |
| PPS Europa | - 4,1% | -1,1% | -5,4% | -5,8% | **-8,4%** | **-9,5%** |
| PPS Noord-Amerika | -15,6% | -14,1% | -8,2% | -7,8% | **-7,1%** | **-7,1%** |
| PPS Azië-Pacific | -4,6% | -2,7% | 7,8% | 7,4% | **9,5%** | **8,0%** |
| ITPS | -9,1% | | 22,0% | | **14,0%** | |
| Agencies/CE | -4,5% | | 8,9% | | **2,3%** | |

* Gecorrigeerde autonome groei is autonome groei op basis van hetzelfde aantal werkbare dagen in verband met het aanzienlijke verschil in het moment waarop feestdagen vallen.

[1] alle cijfers zijn schattingen, waarop geen externe accountantscontrole is toegepast

**PROFESSIONAL PRODUCTS EN SERVICES (PPS)**
De netto omzet van de PPS divisie bedroeg EUR 1.257 miljoen (eerste kwartaal 2002: EUR 1.463 miljoen). Door wisselkoersmutaties nam de omzet met EUR 111 miljoen af. Het saldo van desinvesteringen en acquisities leidde tot een omzetdaling van EUR 4 miljoen. De autonome groei voor de PPS divisie was 6,8% negatief (EUR 91 miljoen).

Per regio waren de ontwikkelingen in het eerste kwartaal als volgt:

- **Europa**
  Verslechterende economische omstandigheden waren van invloed op de activiteit in al onze Europese PPS markten en leidden tot een negatieve autonome groei van 8,4% in het eerste kwartaal.

  - Centraal Europa
    In de regio Centraal Europa (Duitsland, Nederland, Zwitserland en Oostenrijk) liepen de belangrijke Constructie en Installatie (C&I) markten sterk terug met percentages variërend van 8% tot 12%. De afname van Hagemeyers PPS omzet was in lijn met deze trend, hetgeen betekent dat marktaandeel behouden bleef. Vooral grote C&I projecten werden uitgesteld waaruit blijkt dat het ondernemersvertrouwen gering is. In vergelijking met vorig jaar liep ook de omzet in het industriële segment van de markt terug, met uitzondering van verkopen aan afnemers in het MRO segment, waar sprake was van een positieve ontwikkeling.

  - Nordics
    De bouwactiviteit in de Scandinavische markt liep terug. Ook daalde onze verkoop aan de telecom industrie. Ondanks deze ontwikkeling was Hagemeyers autonome groei licht positief, hetgeen aangeeft dat onze concurrentiepositie is versterkt.

  - Verenigd Koninkrijk
    De teruggang van de markt die in 2002 begon, heeft zich voortgezet. Hagemeyers resultaten bleven daarbij achter als gevolg van het voortdurende effect van verlies van marktaandeel na de introductie van nieuwe IT en logistieke infrastructuren in de tweede helft van 2002. De autonome groei werd ook beïnvloed door het rationaliseren van het vestigingennetwerk, waarbij in de tweede helft van vorig jaar 19 vestigingen werden gesloten.
    In het eerste kwartaal van 2003 heeft de organisatie in het Verenigd Koninkrijk zich vooral gericht op het herstel van het serviceniveau en de relatie met klanten. Met nieuw management en een afgeslankte organisatie verwachten wij in de rest van het jaar een geleidelijke verbetering van Hagemeyers marktpositie. Herstel van omzet en brutomarge heeft daarbij de hoogste prioriteit.

  - Spanje
    De autonome omzet groei van onze activiteit in Spanje was in lijn met de markt, die nog steeds groeit, zij het vertraagd.

- **Noord-Amerika**
  In Noord-Amerika was sprake van 7,1% negatieve autonome groei. De belangrijkste factoren die van invloed waren op de omzetontwikkeling zijn de nog steeds tegenvallende economische omstandigheden in zowel de industriële productie als in de bouwmarkten. Het zwaartepunt van Hagemeyers C&I activiteit ligt in de utiliteitsbouw en in de Verenigde Staten werd gedurende het afgelopen jaar ruim 20% minder uitgegeven aan de bouw van kantoren en fabrieken. Het eerste kwartaal van 2003 werd ook negatief beïnvloed door het strenge winterweer in het Noordoosten van de Verenigde Staten, waar Hagemeyers C&I activiteiten grotendeels geconcentreerd zijn.
  Het is bemoedigend dat de omzet aan onze grootste afnemers in het industriële segment in het eerste kwartaal van 2003 verbeterde ten opzichte van dezelfde periode van het vorig jaar en ook ten opzichte van het laatste kwartaal van 2002. In de rest van het jaar zal naar verwachting met de omzet van recent afgesloten contracten een aanzet worden gegeven om de gevolgen van in 2002 verloren gegane contracten te compenseren. Deze contracten werden verloren omdat Hagemeyer weigerde mee te gaan met grote prijsverlagingen door de concurrentie.

- **Azië-Pacific**
  De PPS bedrijven in Azië-Pacific lieten een sterke autonome groei van 9,5% zien. HEG consolideerde haar positie van marktleider in het C&I segment in Australië en bleef mogelijkheden benutten in MRO om haar productenpakket uit te breiden. Dit proces zal worden versneld na de afronding van de gefaseerde implementatie van Movex. Deze begon half januari en ontwikkelt zich volgens plan.

**INFORMATION TECHNOLOGY PRODUCTS EN SERVICES (ITPS)**
De omzet van de ITPS divisie in het eerste kwartaal van 2003 bedroeg EUR 404 miljoen (eerste kwartaal 2002: EUR 393 miljoen). Wisselkoersmutaties en desinvesteringen hadden een negatief effect van EUR 39 miljoen. Als gevolg van de sterke autonome groei van 14,0% nam de omzet met EUR 50 miljoen toe. Slechte marktomstandigheden in Noord-Azië werden meer dan gecompenseerd door een verbeterde omzet in Australië en Nieuw-Zeeland.

**AGENCIES / CONSUMER ELECTRONICS**
De omzet van de Agencies / Consumer Electronics divisie bedroeg in het eerste kwartaal EUR 142 miljoen (eerste kwartaal 2002: EUR 172 miljoen). Als gevolg van wisselkoersmutaties en desinvesteringen nam de omzet af met EUR 34 miljoen. Ondanks afnemend consumentenvertrouwen was sprake van een positieve autonome groei van 2,3%. In het eerste kwartaal is de omzet van de Puma licentie in Japan nog opgenomen. Deze licentie werd in maart 2003 weer aan Puma overgedragen.

Naarden, 22 april 2003
HAGEMEYER N.V.
Raad van Bestuur

Noot voor de redactie:

Hagemeyer is gespecialiseerd in hoogwaardige business to business (B2B) distributie en dienstverlening en richt zich daarbij op markten voor elektrotechnische materialen, veiligheidsproducten en andere MRO (Maintenance, Repair en Operations) producten.
Met 22.500 medewerkers bedient Hagemeyer zijn meer dan 1 miljoen afnemers met producten van 50.000 leveranciers vanuit ongeveer 1.300 locaties in 37 landen in Europa, Noord-Amerika en Azië-Pacific. De Groep heeft een jaaromzet van circa EUR 8 miljard.

Voor nadere informatie:

| | | |
|---|---|---|
| pers: | Mr I.H.H.J.M. Manders | (035-6957676) |
| IR: | Mw. I.J.M.Bergervoet | (035-6957652) |

www.hagemeyer.com / press@hagemeyer.com

# HAGEMEYER N.V.

statutair gevestigd te Amsterdam

Oproeping tot het bijwonen van de

## JAARLIJKSE ALGEMENE VERGADERING VAN AANDEELHOUDERS

te houden op donderdag 24 april 2003, aanvang 14.00 uur, in de Heianzaal van Hotel Okura Amsterdam, Ferdinand Bolstraat 333 te Amsterdam.

Het jaarverslag, de jaarrekening c.a. over het boekjaar 2002 en de agenda voor de jaarvergadering met toelichting zijn vanaf vandaag verkrijgbaar voor aandeelhouders en andere vergadergerechtigden bij Hagemeyer N.V., Rijksweg 69 te Naarden en bij ABN AMRO Bank N.V., Afdeling Service Management te Breda (tel 076-5799455) en liggen ter inzage aan de Foppingadreef 22 te Amsterdam.

Houders van aandelen aan toonder die de vergadering wensen bij te wonen dienen hun bank of andere instelling aangesloten bij Necigef B.V. te verzoeken aan bovengenoemde bank een schriftelijke verklaring te overhandigen waarin wordt bevestigd dat:

1. de houder gerechtigd is tot een bepaald aantal aandelen aan toonder dat behoort tot haar verzameldepot van gewone aandelen Hagemeyer en
2. de houder gerechtigd zal blijven tot deze aandelen tot en met de sluiting van de vergadering.

Deze verklaring dient uiterlijk op 17 april 2003 bij bovengenoemde bank of ten kantore van de Vennootschap te zijn gedeponeerd. Via de betreffende bank of andere instelling aangesloten bij Necigef B.V., krijgt u een ontvangstbewijs dat geldt als toegangsbewijs voor de vergadering. Houders van aandelen op naam, houders van certificaten van cumulatief preferente aandelen Hagemeyer en andere vergadergerechtigden dienen de Raad van Bestuur schriftelijk in kennis te stellen van hun voornemen om de vergadering bij te wonen. Deze kennisgeving moet uiterlijk op 17 april 2003 door de Raad van Bestuur zijn ontvangen. Een schriftelijke volmacht moet uiterlijk op 21 april 2003 door de Raad van Bestuur zijn ontvangen.

Naarden, 2 april 2003
HAGEMEYER N.V.
Raad van Bestuur



HAGEMEYER

[redacted]rijdag
25 april 2003

82-4865

... statutory auditor with effect from the date of the meeting.

7. Miscellaneous.

There is no quorum required for this Meeting and the resolutions on the agenda will be passed by a majority of the shares represented at such Meeting.

Shareholders may vote in person or by proxy.

Shareholders who are not able to attend this Annual General Meeting are kindly requested to execute the enclosed Proxy Card and return it to the registered office of the Fund.*

The enclosed Audited Annual Report for the financial year which ended on December 31, 2002 contains financial information about the Fund. This Report includes a Report of the Board of Directors together with schedules of investments providing a full breakdown of the portfolio securities of the sub-funds of the Fund and the balance sheets and the profit and loss accounts.

If you have any questions, please do not hesitate to contact Insinger Fund Administration (Luxembourg) S.A. at (+352) 229 444.

25 April, 2003

The Board of Directors

INSINGER de BEAUFORT

*Note:
Shareholders in the Fund may appoint a proxy, who need not be another Shareholder in the Fund, to attend and vote on their behalf. To be valid, a Proxy Card must be deposited at the offices of Insinger Fund Administration (Luxembourg) S.A., Attention: Mr. Stephen Hutchings, 66, avenue Victor Hugo, L-1750 Luxembourg (fax: +352 229 466) by no later than 5.00 p.m. (Luxembourg time) on 29 April, 2003.

# HAGEMEYER N.V.

statutair gevestigd te Amsterdam

## DIVIDEND BETALING

In de op 24 april 2003 gehouden Jaarlijkse Algemene Vergadering van Aandeelhouders van Hagemeyer N.V. is het dividend over het boekjaar 2002 vastgesteld op EUR 0,33 per aandeel van nominaal EUR 1,20. Na aftrek van het op 12 september 2002 betaalbaar gestelde interim-dividend ten bedrage van EUR 0,15 resteert als slotdividend EUR 0,18.

Voor de betaling van het dividend zal het volgende tijdschema worden aangehouden:

| | | |
|---|---|---|
| 28 april 2003 | : | notering ex dividend |
| 16 mei 2003 | : | betaalbaarstelling dividend |

Het slotdividend zal aan aandeelhouders door tussenkomst van de instelling tot wier verzameldepot hun aandelen op 25 april 2003 na kantoorsluiting behoorden, geheel in contanten worden uitgekeerd onder aftrek van 25% dividendbelasting.

Naarden, 25 april 2003
HAGEMEYER N.V.
Raad van Bestuur

HAGEMEYER



Aandeelho
van Aande
14.30 uur

# HAGEMEYER N.V.

statutair gevestigd te Amsterdam

## DIVIDEND BETALING

In de op 24 april 2003 gehouden Jaarlijkse Algemene Vergadering van Aandeelhouders van Hagemeyer N.V. is het dividend over het boekjaar 2002 vastgesteld op EUR 0,33 per aandeel van nominaal EUR 1,20. Na aftrek van het op 12 september 2002 betaalbaar gestelde interim-dividend ten bedrage van EUR 0,15 resteert als slotdividend EUR 0,18.

Voor de betaling van het dividend zal het volgende tijdschema worden aangehouden:

| | | |
|---|---|---|
| 28 april 2003 | : | notering ex dividend |
| 16 mei 2003 | : | betaalbaarstelling dividend |

Het slotdividend zal aan aandeelhouders door tussenkomst van de instelling tot wier verzameldepot hun aandelen op 25 april 2003 na kantoorsluiting behoorden, geheel in contanten worden uitgekeerd onder aftrek van 25% dividendbelasting.

Naarden, 2 april 2003
HAGEMEYER N.V.
Raad van Bestuur

 HAGEMEYER

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